Exhibit 12 - Computation of Ratios


                    HEALTH AND RETIREMENT PROPERTIES TRUST
                                (In thousands)



                                     YEARS ENDED DECEMBER 31,
                         1990      1991       1992        1993       1994


   EARNINGS:
   INCOME BEFORE      $14,280    $22,079    $27,243    $37,738    $57,878
   GAIN ON SALE OF
   PROPERTIES AND
   EXTRAORDINARY
   ITEMS

   ADJUSTMENTS FOR      9,997     12,305     10,419      6,529     10,096
   FIXED CHARGES

     TOTAL EARNINGS   $24,277    $34,384    $37,662    $44,267    $67,974


   FIXED CHARGES:

   INTEREST EXPENSE   $ 9,511    $11,741    $ 9,466    $6,217     $ 8,965
   AMORTIZATION           486        584        943       312       1,131

     TOTAL FIXED      $ 9,997    $12,305    $10,419    $ 6,529    $10,096
     CHARGES


   RATIO OF           2.4X       2.8X       3.6X       6.8X       6.7X
   EARNINGS TO
   FIXED CHARGES

  /TABLE
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